EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Savings Plan for Employees of Measurement Specialties, Inc.:

We consent to incorporation by reference in the registration statement No. 333-129946 on Form S-8 of the Savings Plan for Employees of Measurement Specialties, Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the Savings Plan for Employees Measurement Specialties, Inc. as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006, included within the 2006 Form 11-K of the Savings Plan for Employees of Measurement Specialties, Inc. to be filed on or about June 28, 2007.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia
June 28, 2007